                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                              --------------------

                                    FORM 11-K

(Mark One)

|X| ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                   For the fiscal year ended December 31, 2001

                                       OR

|_| TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                For the transition period from _______to _______

                        Commission file number: 000-49835

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


            Pillowtex Corporation 401(k) Plan for Salaried Employees

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              Pillowtex Corporation
                              One Lake Circle Drive
                        Kannapolis, North Carolina 28081

                       401(k) PLAN FOR SALARIED EMPLOYEES

                 Financial Statements and Supplemental Schedule

                           December 31, 2001 and 2000

                   (With Independent Auditors' Report Thereon)

                              PILLOWTEX CORPORATION
                       401(k) PLAN FOR SALARIED EMPLOYEES

                                Table of Contents


                                                                                Page
Independent Auditors' Report                                                      1

Statements of Net Assets Available for Benefits - December 31, 2001 and 2000      2

Statements of Changes in Net Assets Available for Benefits -
      Years ended December 31, 2001 and 2000                                      3

Notes to Financial Statements                                                     4



Schedule

Schedule H, 4i - Schedule of Assets Held at End of Year - December 31, 2001       9

                          Independent Auditors' Report

The Employee Benefits Committee
Pillowtex Corporation 401(k) Plan for Salaried Employees:

We have audited the accompanying statements of net assets available for benefits of the Pillowtex Corporation 401(k) Plan for Salaried Employees as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Pillowtex Corporation 401(k) Plan for Salaried Employees as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4i - Schedule of Assets Held at End of Year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 2001, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/  KPMG LLP

Charlotte, North Carolina
June 21, 2002

                              PILLOWTEX CORPORATION
                       401(k) PLAN FOR SALARIED EMPLOYEES

                 Statements of Net Assets Available for Benefits

                           December 31, 2001 and 2000

                Assets                                         2001           2000
                                                             ---------       --------
Investments, at fair value (note 3):
    Mutual funds                                         $  46,801,254      54,729,396
    Common stock - Pillowtex Corporation (note 8)                   --         128,702
    Participant loans                                        2,091,658       2,174,657
                                                            ----------      ----------
          Total investments                                 48,892,912      57,032,755
Cash                                                           616,875         369,613
Contributions receivable (note 1)                                   --         244,051
                                                            ----------      ----------
          Net assets available for benefits              $  49,509,787      57,646,419
                                                            ==========      ==========

See accompanying notes to financial statements.

                           PILLOWTEX FIELDCREST CANNON
                       401(k) PLAN FOR SALARIED EMPLOYEES

           Statements of Changes in Net Assets Available for Benefits

                     Years ended December 31, 2001 and 2000

                                                                  2001              2000
                                                                 -------          -------
Additions to net assets attributed to:
    Investment income (note 3):
       Net depreciation in fair value of investments            $ (6,444,754)       (886,048)
       Interest and dividends                                      1,252,985       1,538,420
                                                                ------------      ----------
             Total investment income (loss)                       (5,191,769)        652,372
                                                                ------------      ----------
    Contributions (note 1):
       Participant                                                 3,403,016       3,781,704
       Employer                                                    1,016,526         996,877
                                                                ------------      ----------
             Total contributions                                   4,419,542       4,778,581
                                                                ------------      ----------
    Other additions:
       Plan assets transferred from other plan (note 1)                   --       7,851,573
       Other transfers (note 6)                                      261,050              30
                                                                ------------      ----------
             Total additions (reductions)                           (511,177)     13,282,556
                                                                ------------      ----------
Deductions from net assets attributed to:
    Benefits paid to participants                                  7,456,132      10,437,341
    Administrative expenses                                          169,323         137,116
                                                                ------------      ----------
             Total deductions                                      7,625,455      10,574,457
                                                                ------------      ----------
             Net increase (decrease)                              (8,136,632)      2,708,099
Net assets available for benefits:
    Beginning of year                                             57,646,419      54,938,320
                                                                ------------      ----------
    End of year                                                 $ 49,509,787      57,646,419
                                                                ============      ==========
See accompanying notes to financial statements.

                             PILLOWTEX CORPORATION
                       401(k) PLAN FOR SALARIED EMPLOYEES

                          Notes to Financial Statements

                           December 31, 2001 and 2000


(1)    Description of the Plan

       The following description of the Pillowtex Corporation (the Company) 401(k) Plan for Salaried Employees (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

       (a)    General

              The Plan is a defined contribution profit sharing plan covering all full-time salaried employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

       (b)    Plan Merger

              On January 1, 2000, the salaried participants of the Pillowtex Corporation 401(k) Plan were merged with the participants of the Pillowtex Fieldcrest Cannon 401(k) Plan for Salaried Employees. The merger resulted in the transfer of $7,851,573 of assets from the Pillowtex Corporation 401(k) Plan. The name of the new plan was changed to Pillowtex Corporation 401(k) Plan for Salaried Employees.

       (c)    Contributions

              Each year participants may contribute up to 20% of pre-tax annual compensation, as defined by the Plan. Participants may elect to invest their contributions in any of the available investment funds. Under the Tax Reform Act of 1986, a participating employee's annual contribution is limited to certain amounts as set forth by the Internal Revenue Code (IRC).

              The Company matches 70% of employee contributions up to 2% of participants' eligible compensation and 20% of employee contributions on the next 4% of eligible compensation (2% prior to April 1, 2000 plan amendment.)

       (d)    Participant Accounts

              Each participant's account is credited with the participant's and Company's contributions and is allocated their share of Plan earnings and administrative expenses based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

       (e)    Vesting

              A participant's matching Company contribution account balance became 100% vested if the participant was participating in the Plan on December 31, 1999 as a result of the Plan merger. Participants who enrolled in the Plan subsequent to this date are immediately vested in their contributions and vest in the Company's contributions plus actual earnings thereon over a four-year period at 25% per year.

                             PILLOWTEX CORPORATION
                       401(k) PLAN FOR SALARIED EMPLOYEES

                         Notes to Financial Statements

                           December 31, 2001 and 2000



       (f)    Payment of Benefits

              Upon normal retirement at age 65, death, disability, early retirement or termination of employment, the participant's vested benefits are paid to the member employee or his beneficiary in the form of a lump sum distribution.

       (g)    Participants' Loans

              A participant may borrow from his fund accounts a minimum of $500 up to a maximum of the lesser of $50,000 or 50% of his account balance. Loan transactions are treated as a transfer from (to) the investment fund to (from) the loan fund. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a fixed rate equal to prime plus 1% at the inception of the loan. Principal and interest are paid ratably through payroll deductions.

       (h)    Investment Options

              At December 31, 2001, a participant could elect any of the following eight investment options:

              Schwab Institutional Advantage Money Market Fund - The fund seeks maximum current income by investing primarily in a diversified portfolio of high quality short-term debt securities of major U.S. banks and corporations. Strong Government Securities Fund - The fund seeks current income with moderate share-price fluctuation by investing primarily in U.S. government obligations.

              Gabelli Westwood Balanced Fund - The fund seeks capital appreciation and current income by investing between 30% and 70% of assets in common stocks or convertible securities issued by seasoned companies with above-average historical earnings growth, or by smaller companies with outstanding potential for capital appreciation. It may invest the balance in investment-grade U.S. dollar or foreign currency-denominated debt. The fund invests at least 25% in fixed income senior securities and up to 25% in foreign securities.

              Vanguard Windsor II Fund - The fund seeks long-term growth of capital by investing primarily in undervalued stocks of medium and large companies, characterized by above-average dividend yields and below-average price/earnings ratios relative to the stock market.

              INVESCO Dynamics Fund - The fund seeks capital appreciation by investing primarily in common stocks of domestic companies with management emphasizing short-term factors when selecting securities, including current information about a company, investor interest, price movements of the company's securities, general market and monetary conditions.

              Julius Baer International Equity Fund - The fund seeks long-term capital appreciation by investing at least 65% of assets in securities issued in at least three foreign countries, and may include the securities of issuers in emerging markets. The fund may also invest in U.S. or foreign debt, including low investment grade bonds.

                             PILLOWTEX CORPORATION
                       401(k) PLAN FOR SALARIED EMPLOYEES

                         Notes to Financial Statements

                           December 31, 2001 and 2000

              Schwab S&P 500 Fund - The fund seeks to track the total return performance of stocks that compose the S&P 500 index. The fund normally invests 80% of assets in common stocks that compose the index. It buys and sells stocks primarily to match the index, to invest cash from share purchases or to obtain cash for redemption of shares. Janus Growth & Income Fund - The fund seeks long-term growth of capital and current income. The fund will invest in a combination of equity and fixed-income securities, with at least 25% of assets in growth securities and 25% in fixed-income securities. The fixed-income securities consist primarily of investment grade debt, though it may hold up to 35% of assets in debt rated below BBB. The fund may invest without limit in foreign securities and may engage in options and futures strategies.

              The following three funds were no longer available as investment options at December 31, 2001:

              Neuberger Berman Partners Fund - The fund seeks capital growth by investing primarily in common stocks of established companies with management focusing on securities that it believes are undervalued based on low price/earnings ratios, consistent cash flow, and support from asset values.

              GAM International Fund - The fund seeks long-term capital appreciation by investing at least 65% of assets in securities issued in at least three foreign countries. It invests primarily in equity securities but may also invest up to 5% of assets in debt securities.

              Common Stock - Pillowtex Corporation - See Note 8 regarding the cancellation of the Pillowtex Corporation common stock.

(2)    Summary of Accounting Policies

       (a)    Basis of Accounting

              The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States of America.

       (b)    Investment Valuation and Income Recognition

              The Plan's investments in mutual funds and common stock are stated at fair value (See Note 8 regarding the cancellation of the Pillowtex Corporation common stock). The mutual fund investments are valued at quoted market prices that represent the asset values of shares held by the Plan at year end.

              The participant loans are valued at their outstanding balances, which approximate fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

                             PILLOWTEX CORPORATION
                       401(k) PLAN FOR SALARIED EMPLOYEES

                          Notes to Financial Statements

                           December 31, 2001 and 2000

       (c)    Administrative Expenses

              Administrative expenses include trustee and investment manager fees that are distributed from Plan assets by the Trustee. Certain other administrative expenses are paid by the Plan including accounting, legal and audit fees and other administrative services effective for fiscal year 2001. Prior to fiscal year 2001, such expenses were paid by the Company.

       (d)    Use of Estimates

              The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of net assets available for benefits and changes therein. Actual results could differ from those estimates.

       (e)    Benefit Payments

              Benefits are recorded when paid.

(3)    Investments

       Investments as of December 31, 2001 and 2000 are summarized as follows:

                                                                                  2001               2000
                                                                            ------------------ ------------------
       Investments at fair value:
          Schwab Institutional Advantage Money Market Fund                $     10,582,054   *      9,955,245   *
          Strong Government Securities Fund                                      3,316,892   *      2,236,084
          Gabelli Westwood Balanced Fund                                         8,861,202   *     10,455,783   *
          Vanguard Windsor II Fund                                              14,956,299   *     13,002,607   *
          Nueberger Berman Partners Fund                                               --           4,088,150   *
          INVESCO Dynamics Fund                                                  8,328,051   *     14,623,703   *
          Julius Baer International Equity Fund                                    247,292                --
          GAM International Fund                                                       --             367,824
          Schwab S&P 500 Fund                                                      199,203                --
          Janus Growth & Income Fund                                               310,261                --
          Common Stock - Pillowtex Corporation                                         --             128,702
          Participant Loans                                                      2,091,658          2,174,657
                                                                            ------------------ ------------------
                                                                          $     48,892,912         57,032,755
                                                                            ================== ==================

       *Represents 5% or more of total net assets available for benefits.


                             PILLOWTEX CORPORATION
                       401(k) PLAN FOR SALARIED EMPLOYEES

                         Notes to Financial Statements

                           December 31, 2001 and 2000



       The components of net depreciation in fair value of investments for the years ended December 31, 2001 and 2000 as determined and reported by the Plan Trustee are as follows:

                                                                                    2001               2000
                                                                              ------------------ ------------------
       Net appreciation (depreciation) in fair value of investments:

          Mutual funds                                                      $     (6,327,138)           587,637
          Common stock - Pillowtex Corporation                                      (117,616)        (1,473,685)
                                                                              ------------------ ------------------
                                                                            $     (6,444,754)          (886,048)
                                                                              ================== ==================


(4)    Plan Termination

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time, and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become vested to the extent of the balance in their account.

(5)    Income Tax Status

       The Internal Revenue Service has determined and informed the Company by letter dated February 18, 1997 that the Plan and the related trust are designed in accordance with applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator and Plan's management believe that the Plan is designed and is currently operating in compliance with the applicable requirements of the IRC.

(6)    Other Transfers

       Assets are transferred between the Plan and the Pillowtex Corporation 401(k) Plan for Hourly Employees for participants who have transferred between the hourly and salaried payrolls of the Company.

(7)    Related Party Transactions

       Certain Plan investments are shares of common stock of Pillowtex Corporation and units of a money market fund managed by The Charles Schwab Trust Company. The Charles Schwab Trust Company is the trustee as defined by the Plan. Therefore, these transactions qualify as party-in-interest.

(8)    Subsequent Event - Cancellation of Pillowtex Corporation Common Stock

       On November 14, 2000 (Petition Date), the Company and substantially all of its domestic subsidiaries, including Fieldcrest Cannon, Inc., filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court (Court) for the District of Delaware. On May 1, 2002, the Court confirmed the Company's Joint Plan of Reorganization (Plan), which went into effect on May 24, 2002. In accordance with the Plan, all common stock of Pillowtex Corporation that was issued and outstanding immediately prior to the Petition Date was cancelled without consideration to the stockholders, including all shares held by the Pillowtex Corporation (the Company) 401(k) Plan for Salaried Employees. Accordingly, the value of those shares has been written down to zero in the accompanying statement of net assets available for benefits at December 31, 2001.

                                                                        Schedule

                              PILLOWTEX CORPORATION
                       401(k) PLAN FOR SALARIED EMPLOYEES

             Schedule H, 4i - Schedule of Assets Held at End of Year

                                December 31, 2001


                                                  Description of           Units/         Current
          Identity of issue                        investments             shares          value
---------------------------------------       ---------------------     -----------   -------------
Schwab Institutional Advantage Money
    Market Fund*                                Money market fund       10,582,054    $ 10,582,054
Strong Government Securities Fund                  Mutual fund             307,404       3,316,892
Gabelli Westwood Balanced Fund                     Mutual fund             806,297       8,861,202
Vanguard Windsor II Fund                           Mutual fund             584,459      14,956,299
INVESCO Dynamics Fund                              Mutual fund             522,790       8,328,051
Julius Baer International Equity Fund              Mutual fund              11,883         247,292
Schwab S&P 500 Fund                                Mutual fund              11,267         199,203
Janus Growth & Income Fund                         Mutual fund              10,352         310,261
Common Stock - Pillowtex Corporation*             Common stock             389,303              --
Participant Loans* (a)                        Loans to participants             --       2,091,658
                                                                                      ------------
          Total investments                                                           $ 48,892,912
                                                                                      ============

*Party-in-interest

(a) Interest rates range from 5.75% to 10.5%.

See accompanying independent auditors' report.

                                   SIGNATURES

       The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee which administers the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                               PILLOWTEX CORPORATION 401(K) PLAN FOR SALARIED EMPLOYEES

                               By Employee Benefits Committee Appointed
                               Pursuant to the Plan:

Date: June 28, 2002            /s/ Donald Mallo
                               --------------------------------------------
                               Donald Mallo, Committee Member

Date: June 28, 2002            /s/ Janet F. Earnhardt
                               --------------------------------------------
                               Janet F. Earnhardt, Committee Member

Date: June 28, 2002            /s/ Henry T. Pollock
                               --------------------------------------------
                               Henry T. Pollock, Committee Member

Date: June 28, 2002            /s/ John F. Sterling
                               --------------------------------------------
                               John F. Sterling, Committee Member

Date: June 28, 2002            /s/ D. L. Sumner
                               --------------------------------------------
                               D. L. Sumner, Committee Member

                                  Exhibit Index

   Exhibit
   Number                     Document Description
   -------                    --------------------

    23.1                 Consent of Independent Auditors